YouSolar, Inc.



ANNUAL REPORT

292 Broakaw Road

Santa Clara, CA 95050

0

www.yousolar.com

This Annual Report is dated December 29, 2021.

BUSINESS

YouSolar Inc. was formed on May 11, 2010 in Delaware under the entity Fireball Solar Technologies, LLC. On January 16th of 2013, the company converted from Fireball Solar Technologies, LLC to Fireball Technologies, Inc. On April 22, 2013, Fireball Technologies, Inc. amended the company name to YouSolar, Inc. ("YouSolar"). All intellectual property has been assigned to and is owned by the company.

YouSolar sells the PowerBloc®, an independent solar+battery nano-grid that delivers clean and resilient power for the home or business. The PowerBloc is not a backup system but a primary power system to the home or business. Solar energy is the primary energy source, but PowerBloc can seamlessly blend solar, utility, and generator power on its efficient direct current architecture. YouSolar is installing PowerBloc systems at homes in Northern California threatened by wildfires and a clinic in Key West, Florida, in the path of tropical storms. The PowerBloc's patented stackable modules, coming in 2022, will allow for easier shipment and plug-and-play installation.

Previous Offerings

Between 2020 and 2019, we sold 6,564,455 shares of Common B stock in exchange for $0.17

per share under Regulation Crowdfunding.

Name: Class B Common Stock Type of security sold: Equity Final amount sold: $174,199.64
Number of Securities Sold: 1,170,098
Use of proceeds: Research and development, product development, company operations.
Date: August 12, 2020
Offering exemption relied upon: 506(b)

Name: Series A Preferred Stock Type of security sold: Equity Final amount sold: $288,500.00
Number of Securities Sold: 3,187,838
Use of proceeds: Research and development, product development, market research, installation of demonstration project, and customer acquisition. Date: December 11, 2018
Offering exemption relied upon: 506(b)

Name: Series A Preferred Stock Type of security sold: Equity Final amount sold: $604,100.00
Number of Securities Sold: 6,675,133
Use of proceeds: Research and development, product development, company operations.
Date: October 10, 2019
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $78,000.00
Use of proceeds: Product development, software development at demonstration project, inventory, marketing.
Date: February 11, 2020
Offering exemption relied upon: 506(b)

Type of security sold: SAFE Final amount sold: $10,000.00
Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
Date: November 06, 2019
Offering exemption relied upon: 506(b)

Name: Series Seed 1-6
Type of security sold: Equity Final amount sold: $0.00
Number of Securities Sold: 19,866,714
Use of proceeds: This issuance was related to a conversion of convertible loans and resulted in no funds to the company, therefore, there was no use of proceeds.
Date: December 11, 2018
Offering exemption relied upon: 506(b)

Type of security sold: Debt Final amount sold: $85,567.00
Use of proceeds: For working capital and general corporate purposes. Date: December 28, 2021
Offering exemption relied upon: 4(a)(2)

Type of security sold: SAFE
Final amount sold: $1,000,000.00
Use of proceeds: Product development, software development at demonstration, project,

inventory, marketing.
Date: July 07, 2021
Offering exemption relied upon: 506(b)

Type of security sold: SAFE
Final amount sold: $2,000,000.00
Use of proceeds: Product development, software development at demonstration, project, inventory, marketing.
Date: January 06, 2021
Offering exemption relied upon: 506(b)

Name: Class B Common Stock Type of security sold: Equity Final amount sold: $1,080,647.57
Number of Securities Sold: 6,564,455
Use of proceeds: Research and development, product development, company operations.
Date: August 14, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

YouSolar has been developing the PowerBloc®, a solar+battery system based on a patented parallel direct current architecture for nearly all of its operating history. This effort included the development of power electronics, controls, firmware and software, a solar production forecast, a user interface, enclosures, and a cloud-based data and product database. The company is currently not yet generating substantial revenue.

The company's operating expenses increased from $713,991 in 2019 to $1,165,803 in 2020 due to our expansion and development.

The great majority of our budget has been spent on this broad and complex research and development. In 2019 and 2020, the company had a few revenues associated with services and system expansions of the PowerBloc demonstration, which YouSolar installed in Big Sur, CA, in mid-2019. Still, the company needed to raise more funds in 2020 to develop a commercial product before selling other PowerBloc systems. In 2020, the company was able to close sales agreements of PowerBlocs with 6 additional customers with increased the total value of future sales to $538,473.14 and the company took deposits in the amount of $119,383 for equipment purchase and installation agreements. However, with most installation dates in 2021, in 2020

only
$11,464 of the payments received from our customers can be recognized as net Sales under the Generally Accepted Accounting Principles (GAPP) of the United States.

Historical results and cash flows:

By the end of 2021, YouSolar will have a commercial PowerBloc solar+battery system. The system is based on modules that fit cabinets and racks with a 19" width, an industry standard. However, the company's high-power single-phase inverter is still under development. Our limited financial personnel, financial, and management resources required us to focus all of our research and development effort on the patented direct current power electronics and controls. In the meantime, we were able to install PowerBloc systems using 3rd party three-phase inverters. We adapted or used these inverters for single-phase power supply. The company will continue to invest a large amount of its budget into developing its single-phase inverter and detailed engineering, electrical, mechanical, and environmental testing and certification of its stackable modules. We will resume sales of PowerBloc systems, which we stopped in mid-2021. At that time, we had to focus our limited resources on the successful installation of our existing sales. We now have a commercial product

we can sell and install within a few weeks or months of entering into an equipment sales and installation agreement with a customer. Therefore, we expect our financials to show an increase in sales and thus to look different from our historical financials. In addition, the company will introduce its stackable PowerBloc, which will include our new single-phase inverter. We plan to pre-sell the system in an extensive marketing campaign. Thus we may show significant deposits associated with these sales. We will deliver stackable PowerBloc systems no earlier than the 4th quarter of 2022. We project that sales will dominate our 2023 financials while R&D will play an essential but much smaller role.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $122,128.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: The company owes debts to the founders and a family member of the CEO and president and one of its directors.
Amount Owed: $75,567.00 Interest Rate: 10.0%
Maturity Date: January 01, 2030

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Arnold Leitner
Arnold Leitner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO and President Dates of Service: May 11, 2010 - Present
Responsibilities: Product design, management, and fundraising. This is Arnold's full-time role. Arnold has an annual salary of U.S. 275k. As the founder, Arnold holds founder's shares, Common A. He was also issued options in 2018. He may receive additional stock option grants in the future.

Position: Board Member
Dates of Service: January 16, 2013 - Present
Responsibilities: Member of the board of directors. Arnold is not compensated for his role as board member.

Other business experience in the past three years:

Employer: Arnold Leitner & Partners LLC (ALNP) Title: Managing Member
Dates of Service: May 01, 2005 - Present
Responsibilities: Identify and invest in business opportunities in the renewable energy and environmental technology sector.

Name: Michael W. Allman

Michael W. Allman's current primary role is with H2scan. Michael W. Allman currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: June 21, 2017 - Present Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

Employer: H2scan Title: Chairman
Dates of Service: January 01, 2017 - Present

Responsibilities: Executive management.

Name: Galen J. Torneby

Galen J. Torneby's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Vice President, Operations & Chief Operating Officer Dates of Service: July 01, 2020 - Present
Responsibilities: Operations, sales, and system deployments. Galen is paid USD 150k per year. The board has also approved 400,000 options of Common B stock for Galen.

Other business experience in the past three years:

Employer: Fairweather & Associates Title: COO
Dates of Service: February 01, 2020 - August 30, 2020
Responsibilities: Galen collaborated closely with the CEO in setting and driving organizational vision, operational strategy, and hiring needs.

Other business experience in the past three years:

Employer: Solar Philippines Title: COO Power Systems
Dates of Service: July 01, 2020 - September 30, 2020
Responsibilities: Part-time. Responsible for all PV module manufacturing and all utility and commercial-scale PV power project delivery.

Other business experience in the past three years:

Employer: SolarCraft Title: CEO
Dates of Service: August 01, 2019 - January 30, 2020
Responsibilities: Responsible for strategy, personnel management, and execution with regards to managing all functions at SolarCraft.

Other business experience in the past three years:

Employer: SolarCraft Title: COO
Dates of Service: May 20, 2019 - July 31, 2019
Responsibilities: Overseeing all aspects of technical operations at SolarCraft,

including safety, project design, and engineering, estimating, project management, construction and services.

Other business experience in the past three years:

Employer: DNV GL
Title: Head of Department, Solar
Dates of Service: October 01, 2018 - April 23, 2019
Responsibilities: Management responsibility for staff performing technical advisory work in the solar PV and CSP sectors.

Other business experience in the past three years:

Employer: Tumult Wines Title: Co-Owner, Farmhand
Dates of Service: July 01, 2021 - Present
Responsibilities: Our vineyard and winemaking business, we grow Malbec grapes at our home/farm in rural Sonoma County near Calistoga; we sell most of them. We also make Rosé of

Malbec and Malbec red wine.

Name: Richard F. ("Rick") Hoskins

Richard F. ("Rick") Hoskins's current primary role is with Powur PBC. Richard F. ("Rick") Hoskins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September 21, 2020 - Present
Responsibilities: Member of the board of directors. As compensation, the Company will issue the "Hoskins/Frame Family Trust dated Dec. 15, 1999" (the "Trust") options to purchase Common Stock B at the strike price of USD 0.17 per share that is equal to USD 100,000 in value, or USD 100,000 / (USD 0.17 / share) = 588,235 shares. These option shares will vest over two (2) years at the fraction of 1/24th per month at the end of each calendar month beginning 1 September 2020. In addition, concurrent with the closing of an anticipated Regulation A (Tier 2) financing under which the Company plans to sell Common Stock B to the general public, the Company will issue the Trust an option to purchase Common Stock B at the then strike price that is equal to USD 150,000 in value.
These option shares will vest over three (3) years at the fraction of 1/36th per month at the end of each calendar month beginning 1 October 2022.

Other business experience in the past three years:

Employer: Powur PBC

Title: Chairman of the Board
Dates of Service: January 01, 2015 - Present Responsibilities: Typical board duties

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name:Arnold Leitner & Partners LLC (ALNP) - (ALNP is managed by Arnold Leitner, CEO and President, who owns 45% of ALNP. Arnold has the power and authority to make all decisions for ALNP. Pradyna Leitner, Arnold's wife, owns 45% of ALNP. Lisa Eidt and Christian Ruebesam, co-founders, each own 5% of ALNP).

Amount and nature of Beneficial ownership: 8,855,781
Percent of class: 70.01

RELATED PARTY TRANSACTIONS

Name of Entity: Annemarie Lisa Eidt Relationship to Company: Founder
Nature / amount of interest in the transaction: Lisa provides graphic and user interface design for the company. She is paid cash for services.
Material Terms: Lisa charges the company USD 50/hour for design and research and USD 35/hour for meetings and communication. Lisa senior designer who during her career designed the logo, font, and style guide for the logos of all

offices of the German executive branch and its agencies. Example, https://www.mooncatchermeme.com/wp- content/uploads/sites/11/2018/06/logo_breg_en.jpg

OUR SECURITIES

The Company intends to amend and restate its current certificate of incorporation to issue shares of Class B Common Stock to the investors in this Offering. The Company is currently authorized to issue 168,441,310 shares of stock, of which 132,000,000 shares are designated as Common Stock and 36,441,310 shares are designated Preferred Stock. Of the 132,000,000 shares of Common Stock, 67,000,000 shares are designated Class A Common Stock and 65,000,000 shares are designated Class B Common Stock. Of the 36,441,310 shares of Preferred Stock, 6,552,714 shares are designated as Series Seed-1 Preferred Stock, 2,611,616 shares are designated as Series Seed-2 Preferred Stock, 2,018,566 shares are designated as Series Seed-3 Preferred Stock, 2,309,579 shares are designated as Series Seed-4 Preferred Stock, 1,814,742

shares are designated as Series Seed-5 Preferred Stock, 4,559,507 shares are designated as Series Seed-6 Preferred Stock (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,575,586 shares are designated as Series A Preferred Stock, After the Company amends and restates its current certificate of incorporation, the Company will be authorized to issue approximately 110,181,974 shares of stock, of which approximately 80,452,279 shares shall be designated as Common Stock and approximately 29,729,695 shares shall be designated as Preferred Stock. Of the approximate 80,452,279 shares to be designated as Common Stock, 8,855,781 shares shall be designated Class A Common Stock and approximately 71,596,498 shares shall be designated Class B Common Stock. Of the approximate 29,729,695 shares to be designated as Preferred Stock, the same number of shares shall be designated each series of Series Seed Preferred Stock as the current restated certificate, but approximately 9,862,971 shares shall instead be designated Series A Preferred Stock. We also have outstanding or promised options to purchase 14,189,047 shares of Class B Common Stock, having an exercise price per share between $0.0001 and $0.17 per share. We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share. We also have two outstanding SAFE Notes in the aggregate principal amount of $3,000,000. One of the SAFE Notes has an outstanding principal balance of $2,000,000, and is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 20% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $20,000,000 pre-money valuation. The other SAFE Note has an aggregate principal balance of $1,000,000, is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (x) a 20% discount to the price of the preferred stock offered in such equity financing, and (y) a price per share based on a $30,000,000 pre-money valuation. We also have two convertible promissory notes with an aggregate principal amount of $500,000, which each has a simple annual interest rate of 10%, is convertible into any capital stock upon a bona fide equity financing of at least $1,000,000, in which the interest is required to be converted into capital stock, but the principal is convertible at the option of the holder. The following summarizes the rights of our capital stock as provided in our Amended and Restated Certificate of Incorporation. Dividend Rights. The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors. "Dividend Rate" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be

distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate. "Original Issue Price" means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock,
$0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock). Liquidation Rights. Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph.
Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B

Common Stock held by each. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock. A "Liquidation Event" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of

the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion of Preferred Stock Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non- assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Conversion Price Adjustments for Certain Dilutive Issuances. The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula. Voting Rights. General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred

Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors. Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors. Special Voting Rights of Preferred Stock. As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis): (a) consummate a Liquidation Event;
(b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock; (c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock; (d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock; (e) (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to
dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such

right, preference or privilege; (f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances; (g) change the authorized number of, or method of electing directors; or (h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock. Registration Rights Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment

underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "Registrable Securities"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We are a new company with risks related to small early stage businesses.

We are a small business, and are, therefore, subject to the risks and expenses that most small businesses face. Although to date, we have received over $57,500.00 in customer deposits with respect to customer contracts having a value of approximately $92,500, we have only generated $6,500 in revenues, including, $1,500 in service revenues, and $5,000 in equipment sales. We expect to experience net losses in the foreseeable future. In order to be successful, we must, among other things, successfully execute our business and marketing strategy, contract with distributors, successfully market our products and operate our business in compliance with applicable law, respond to competitive developments, and attract and retain qualified personnel. There can be no assurance that we will be successful in accomplishing the foregoing, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business strategy depends on the widespread adoption of solar-battery technology.

The market for solar and battery products is emerging and rapidly evolving, and its future success is uncertain. If demand for solar and battery products fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability. The factors influencing the widespread adoption of solar and battery technology include, (a) cost-effectiveness, performance and reliability of solar and battery technologies as compared with conventional and other alternative energy technologies, (b) success of alternative distributed generation technologies such as fuel cells, wind power and micro turbines with or without batteries, (c) fluctuations in economic and market conditions which impact the viability of conventional and non- solar-battery alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels, (d) continued deregulation of the electric power industry and broader energy industry, and (e) availability of government subsidies and incentives for both solar and other energy sources or tariffs or other duties imposed on components used in our system.

The success of our business is highly correlated to general economic conditions.

Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

The growth of our business depends on our ability to finance new products and services.

We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Products we manufacture may contain design or manufacturing defects, which could result in customer claims.

Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability.

The reduction or elimination of government and economic incentives could cause our revenue to decline.

The cost to produce solar energy in many parts is below the cost of electricity in the U.S. from traditional sources. However, there is significant cost of integrating variable solar energy sources into the electric power system or of customer-owned batteries to store variable energy locally. As a result, to encourage the adoption of solar and battery technologies, the U.S. government and numerous state governments continue to provide subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar energy products. Reduction, elimination and/or periodic interruption of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Even though by default our system does not net-meter and, in our best understanding, does not require utility approval, electric utility companies that have significant political lobbying powers may push for a change in the relevant legislation in our markets, in particular to related to the aforementioned economic subsidies. The reduction or elimination of government subsidies could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations.

We face intense competition, and many of our competitors have substantially greater resources than we do.

We compete with major international and domestic companies. Some of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on new solar energy or battery technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of solar and solar-related products than we can. Our business relies on sales of our solar and battery products and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar products. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Because our industry is highly competitive, we may lose market share to larger companies that are better equipped to weather a deterioration in market conditions due to increased competition.

Our industry is highly competitive and fragmented and is subject to rapid change. We may in the future compete for potential customers with solar and HVAC systems installers and servicers, electricians, utilities and other providers of solar energy equipment or electric power. Some of these competitors may have significantly greater financial, technical and marketing resources and greater name recognition than we have. Competition in the solar and battery energy industry may increase in the future, partly due to low barriers to entry, as well as from other alternative energy resources now in existence or developed in the future. Increased competition could result in price reductions, reduced margins or loss of market share and greater competition for qualified technical personnel. There can be no assurance that we will be able to compete successfully against current and future competitors. If we are unable to compete effectively, or if competition results in a deterioration of market conditions, our business and results of operations would be adversely affected.

If we do not retain key personnel, our business will suffer.

The success of our business is heavily dependent on the leadership of our key management personnel, including, Arnold Leitner, our chief executive officer and director. If any of them were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization.

Our failure to protect our intellectual property rights could diminish the value of our products, weaken our competitive position and reduce our revenue, and infringement claims asserted against us or by us, could have a material adverse effect.

We regard the protection of our intellectual property, which includes patents, trade secrets, copyrights, trademarks, domain names and intellectual property licenses, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We license one patent and design for a micro-converter used in our product. The license is irrevocable and fully paid up. In addition the patents issued or licensed to us and any future patents for which we may apply, or which we may license, may not protect commercially important aspects of our technology. Furthermore, the validity and enforceability of such patents may be challenged by third parties, which may result in them being invalidated or modified by the U.S. Patent and Trademark Office ("PTO"), various legal actions against us, the need to develop or obtain alternative technology, and/or obtain appropriate licenses under third party patents, which may not be available on acceptable terms or at all. We have registered domain names and trademarks in the United States and abroad and may also pursue additional registrations both in and outside the United States. Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. In addition, our competitors may independently develop similar technology. The laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering services that incorporate our most technologically advanced features, which could seriously reduce demand for our products. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination that is unfavorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop its competitors from infringing upon our intellectual property rights.

We license certain technology from a third party.

We license a patent and related know-how from eIQ Energy, Inc., pursuant to a non-exclusive license agreement, which license expires in March 2032. We currently also purchase a bi-directional converter and inverter from eIQ Energy, Inc., which we intend to use until our own designs are developed. If we default under any of our obligations under the License Agreement, we may be unable to use continue to manufacture, market and sell our products, as currently designed, which could have a material adverse effect. In addition, our license is not exclusive. In addition, because the license is non-exclusive, eIQ Energy, Inc., could use or license the patent and know-how to others for use in competing products, which could have a material adverse effect on us.

We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.

Since our products are electricity-producing devices, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

We depend upon a limited number of third-party suppliers for key materials, and any disruption from such suppliers could prevent us from manufacturing and selling cost- effective products and reduce our revenues.

Our products use materials and components procured from a limited number of third- party suppliers. We currently purchase these components from a small number of suppliers. If we fail to maintain our relationships with these suppliers, or fail to secure additional supply sources from other suppliers, we may only be able to deliver our products at a higher cost or after a long delay. Any of these factors could prevent us from delivering our products to our customers within required timeframes, resulting in potential order cancellations and lost revenue.

Control by Our Founder.

Pursuant to our Amended and Restated Certificate of Incorporation, each share of Class A Common Stock holds ten (10) votes, compared to one (1) vote held by each outstanding holder of Class B Common Stock and for each share of Class B Common Stock into which the Preferred Stock is convertible. As of the date hereof, there are approximately 59,693,096 shares of capital stock outstanding, including, 8,855,781 shares of Class A Common Stock, all of which are held by Arnold Leitner & Partners LLC, an entity controlled by Arnold Leitner, our founder, current Chief Executive Officer, and director, and 8,644,500 options on Class B Common Stock held by Arnold Leitner individually. Therefore, Mr. Leitner controls over 71.2% of the stockholder voting power, and is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

The holders of Preferred Stock have preferential rights to dividends and distributions upon a liquidation, dissolution and certain acquisitions.

Upon a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets and certain acquisitions (a "Liquidation Event"), the holders of our Series A Preferred Stock are entitled to receive a preference equal to 1 times, and the holders of our Series Seed Preferred Stock are entitled to receive a preference equal to 1.5 times, the respective original issuance prices for the applicable series of Preferred Stock (subject to adjustments as described in our Amended and Restated Certificate of Incorporation), before any funds are distributed to the holders of Common Stock. The original issuance prices for our Preferred Stock, range from $0.05 per share to $0.3325 per share. If a liquidation event occurred as of the date hereof, the holders of our outstanding Preferred Stock would be entitled to receive the first approximately $6.4 million in distributions, with the remaining amounts being split pro rata amongst the holders of Common Stock. In addition, if dividends are declared by our board of directors (payable in other than Class A Common Stock, Class B Common Stock or certain other securities), non-cumulative dividends in an amount equal to six percent (6%) of the original issuance price of each share of Preferred Stock, shall be paid to the holders of Preferred Stock, prior to the payment of any dividends to the holders of Common Stock. Therefore, if our board of directors declares any dividends or approves a liquidation event, there may not be any amounts remaining to be paid to the holders of Common Stock after distribution are made to the holders of Preferred Stock.

The holders of Preferred Stock hold Anti-Dilution Rights.

Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in their relative percentage ownership of us.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Risks of Borrowing.

As of May 10, 2020, we had $369,023.76 in outstanding loans, of which 125,067 are held by Officers and/or Directors of the Company, co-founders or family members of Officers. In addition, we may have to seek loans from financial institutions or the government, and we recently borrowed $53,100 under the CARES Act Paycheck Protection Program (PPP). Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Limited Transferability and Liquidity.

Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

Dilution

You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. Each series of Preferred Stock has weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Stock (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Stock, thereby resulting in an increase in the number of shares of Class B Common Stock into which such series of Preferred Stock is convertible. If in the future, we issue securities at below the conversion price of any series of Preferred Stock that currently exist or may be authorized and issued in the future, the holders of such Preferred Stock will be entitled to the issuance of additional shares of Class B Common Stock upon conversion of such Preferred Stock, through a reduction in the effective conversion price then in effect for such Preferred Stock, which would result in dilution to the holders of Common Stock, through a decrease in the holder's relative percentage ownership of us. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Capitalization

We are authorized to issue 168,441,310 shares. The total number of shares of common stock authorized to be issued is 132,000,000, par value $0.000001 per share (the "Common Stock"), of which 67,000,000 shares are designated as "Class A Common Stock" and 65,000,000 shares are designated as "Class B Common Stock." The total number of shares of preferred stock authorized to be issued is 36,441,310, par value $0.000001 per share (the "Preferred Stock"), of which 6,552,714 shares are designated as "Series Seed-1 Preferred Stock," 2,611,616 shares are designated as "Series Seed-2 Preferred Stock," 2,018,566 shares are designated as "Series Seed-3 Preferred Stock," 2,309,579 shares are designated as "Series Seed-4 Preferred Stock," 1,814,742 shares are designated as "Series Seed-5 Preferred Stock," 4,559,507 shares are designated as "Series Seed-6 Preferred Stock" (the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock and Series Seed-6 Preferred Stock, collectively, are referred to herein as the "Series Seed Preferred Stock"), and 16,574,586 shares are designated as "Series A Preferred Stock." We also have outstanding options to purchase 12,183,165 shares of Class B Common Stock, having an exercise price per share between $0.0001 and $0.11 per share. We have outstanding warrants to purchase 5,590,350 shares of Class B Common Stock having exercise prices ranging from $0.01 to $0.25 per share. We also have six outstanding SAFE Notes in the aggregate principal amount of $85,000. One of the SAFE Notes having an outstanding principal balance of $10,000, is convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (a) a 25% discount to the price per share of the preferred stock offered in such equity financing, and (b) a price per share based on a $10,000,000 pre-money valuation. The remaining SAFE Notes having an aggregate principal balance of $75,000, are convertible into preferred stock upon a bona fide equity financing of preferred stock, at a price per share equal to the lesser of (x) a 20% discount to the price of the preferred stock offered in such equity financing, and (y) a price per share based on a $10,000,000 pre-money valuation. The following summarizes the rights of our capital stock as provided in our Amended and Restated Certificate of Incorporation. Dividend Rights. The holders of Preferred Stock are entitled to receive non-cumulative dividends, out of any funds legally available therefore, prior and in preference to any declaration or payment of any dividend (payable other than in Class A Common Stock, Class B Common Stock or other securities and rights convertible into Common Stock) on the Class A Common Stock or Class B Common Stock, at the applicable Dividend Rate (as defined below), payable when and if declared by the Board of Directors. "Dividend Rate" means, with respect to any share of Preferred Stock, an amount per annum equal to six percent (6%) of the Original Issue Price (as defined below) applicable to such share of Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like). After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Class A Common Stock, Class B Common Stock and Preferred Stock in proportion to the number of shares of Class A Common Stock and Class B Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Class B Common Stock at the then effective conversion rate. "Original Issue Price" means $0.3325 per share for each share of the Series Seed-1 Preferred Stock, $0.2000 per share for each share of the Series Seed-2 Preferred Stock, $0.1750 per share for each share of the Series Seed-3 Preferred Stock, $0.1500 per share for each share of the Series Seed-4 Preferred Stock, $0.0613 per share for each share of the Series Seed-5 Preferred Stock, $0.0500 per share for each share of the Series Seed-6 Preferred Stock and $0.0905 per share for each share of the Series A Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock). Liquidation Rights. Upon any Liquidation Event (as defined below), the holders of each series of Preferred Stock shall receive out of the proceeds or assets legally available for distribution (the "Proceeds"), prior and in preference to any distribution of the Proceeds to the holders of Common Stock, an amount per share equal to the sum of (i) with respect to the Series Seed Preferred Stock, 1.5 times the Original Issue Price, and (ii) with respect to the Series A Preferred Stock, 1 times the applicable Original Issue Price, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds are insufficient to permit the payment of the full preferential amounts, then the entire Proceeds shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this paragraph. Upon completion of the distribution required by the foregoing paragraph, all of the remaining Proceeds, shall be distributed among the holders of Class A Common Stock and Class B Common Stock pro rata based on the number of shares of Class A Common Stock and Class B Common Stock held by each. Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive upon a Liquidation Event, each such holder shall be deemed to have converted (regardless of whether such holder actually converted) its shares of Preferred Stock, into shares of Class B Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Class B Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Class B Common Stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted into shares of Class B Common Stock. A "Liquidation Event" includes, (A) the closing of the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets, (B) the consummation of our merger or consolidation with or into another entity (except a merger or consolidation in which the holders of our capital stock immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of our capital stock or the surviving or acquiring entity immediately following such merger or consolidation in substantially the same proportions, and with substantially the same terms, as held immediately prior to such merger or consolidation), (C) the closing of the transfer, in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of our securities if, after such closing, such person or group would hold fifty percent (50%) or more of our then outstanding voting stock or the outstanding voting stock of the surviving or acquiring entity, or (D) our liquidation, dissolution or winding up; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change our state of incorporation or to create a holding company that will be owned in substantially the same proportions by persons who held our securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion of Preferred Stock Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non- assessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for such series by the applicable Conversion Price for such series. The initial "Conversion Price" per share for each series of Preferred Stock shall be the Original Issue Price of such series, subject to adjustment as set forth below. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Price immediately upon the earlier of (a) the closing of the sale of Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, which results in at least $30,000,000 of gross proceeds to us (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Conversion Price Adjustments for Certain Dilutive Issuances. The Conversion Prices of the Preferred Stock are subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. The Conversion Price for each series of Preferred Stock, is also subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for such series of Preferred Stock, based on a weighted average anti-dilution formula. Voting Rights. General Matters. The holders of Class A Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of the stockholders. The holders of Class B Common are entitled to one (1) vote for each share held of record on all matters as may be provided for by law. Each holder of Preferred Stock is entitled to a number of votes equal to the number of shares of Class B Common Stock into which the shares of Preferred Stock held of record, are convertible, and shall be entitled to vote (except with respect to the election of directors by the separate class vote of the holders of Common Stock), on all matters submitted to a vote of the holders of Common Stock. Director Election Rights. As long as at least 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of Preferred Stock shall be entitled to elect one (1) director (the "Preferred Director"), and the holders of outstanding Common Stock, voting together as a single class, shall be entitled to elect two (2) directors. To the extent the board has more than three (3) directors, the holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors. Any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of our Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board's action to fill such vacancy by written consent or through a vote at a stockholder meeting. Any director may be removed, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors. Special Voting Rights of Preferred

Stock. As long as 9,110,328 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, we may not take any of the actions set forth below without the approval of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis): (a) consummate a Liquidation Event; (b) amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Bylaws so as to adversely alter or change the rights, preferences, privileges and restrictions of the shares of Preferred Stock; (c) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Common Stock or Preferred Stock or designated shares of any series of Preferred Stock; (d) authorize, create or issue any equity security, or instrument convertible into any security, having a preference over, or on a parity with, any series of Preferred Stock with respect to dividends, liquidation or redemption, other than the issuance of any authorized but unissued shares of Series A Preferred Stock; (e) (i) reclassify, alter or amend any existing security that is pari passu with the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference or privilege or (ii) reclassify, alter or amend any existing security of this corporation that is junior to the Preferred Stock with respect to dividends, liquidation or redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege; (f) redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any Preferred Stock or Common Stock; except for the repurchase of certain shares of Common Stock from employees, officers, directors, consultants and service providers, under certain circumstances; (g) change the authorized number of, or method of electing directors; or (h) pay or declare any dividend other than dividends payable on Common Stock solely in the form of additional shares of Common Stock. Registration Rights Pursuant to an Investors' Rights Agreement entered into between us and the holders of each class of our Preferred Stock, we agreed that if we engage in a firm commitment underwritten public offering of our Common Stock or other equity securities, then upon a written request of the holders of a majority of the outstanding shares of Common Stock issued or issuable upon conversion of the Preferred Stock (collectively, "Registrable Securities"), made any time after six months from the effective date of such underwritten public offering, and subject to certain exceptions, we shall use commercially reasonable efforts to effect as soon and practical, a registration of such Registrable Securities; provided that the anticipated aggregate offering price of such Registrable Securities is at least $15,000,000. In addition, subject to certain underwriting requirements, we agreed that if we propose to register any of our securities held by our stockholders (other than the holders of Registrable Securities) in connection with a public offering of securities solely for cash, we shall, upon the written request of any holder of Registrable Securities, use our commercially reasonably efforts to cause all of such Registrable Securities, to be registered under the Act. We further agreed that subject to certain exceptions, upon receipt of a request from the holders of at least 30% of our Registrable Securities, we shall use commercially reasonable efforts to effect as soon as practical, a registration of such Registrable Securities pursuant to Form S-3.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 29, 2021.

YouSolar, Inc.

By /s/ *Arnold Leitner*

    Name: Arnold Leitner

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Arnold Leitner, Principal Executive Officer of YouSolar, Inc., hereby certify that the financial statements of YouSolar, Inc. included in this Report are true and complete in all material respects.

Arnold Leitner

Principal Executive Officer

YouSolar, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

YOUSOLAR INC.

TABLE OF CONTENTS



To the Board of Directors of
YouSolar, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of YouSolar, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company generated negative cash flows from operations and incurred net losses of $1,150,018 and $744,141 for the years ended December 31, 2020 and 2019, respectively, has a working capital deficit of $595,078 and accumulated deficit of $6,390,481 as of December 31, 2020, and has not generated significant revenues to date. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
December 21, 2021

YOUSOLAR INC.
Balance Sheets
As of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
ASSETS		
Current Assets:		
Cash	$ 122,128	$ 24,553
Accounts receivable	1,655	-
Notes receivable	29,817	25,817
Notes receivable - related party	26,971	19,441
Escrow receivable	49,078	-
Inventory	112,953	11,016
Prepaid expenses	4,750	2,500
Total Current Assets	347,352	83,327
Non-Current Assets:		
Property and equipment, net	2,573	3,275
Intangible assets, net	380,328	393,478
Deposits	9,865	5,089
Total Non-Current Assets	392,766	401,842
TOTAL ASSETS	$ 740,118	$ 485,169

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR INC.
Balance Sheets
As of December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 166,418	$ 251,723
Customer deposits	119,383	57,500
Notes payable	303,000	282,000
Notes payable - related party	66,737	68,603
Convertible notes payable	131,900	131,900
Interest payable	94,501	93,956
Paycheck Protection Program loan	53,110	-
Due to related party	7,381	7,381
Total Current Liabilities	942,430	893,063
Non-Current Liabilities:		
SAFE liability	88,000	20,000
Total Non-Current Liabilities	88,000	20,000
Total Liabilities	1,030,430	913,063
Stockholders' Deficit:		
Series Seed-1 Preferred stock, $0.000001 par, 6,552,714 shares authorized, 6,207,787 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $3,096,134 as of both December 31, 2020 and 2019.	6	6
Series Seed-2 Preferred stock, $0.000001 par, 2,611,616 shares authorized, 2,557,431 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $767,229 as of both December 31, 2020 and 2019.	3	3
Series Seed-3 Preferred stock, $0.000001 par, 2,018,566 shares authorized, 2,018,566 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $529,874 as of both December 31, 2020 and 2019.	2	2
Series Seed-4 Preferred stock, $0.000001 par, 2,309,579 shares authorized, 2,309,579 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $519,655 as of both December 31, 2020 and 2019.	2	2
Series Seed-5 Preferred stock, $0.000001 par, 1,814,742 shares authorized, 1,814,742 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $166,866 as of both December 31, 2020 and 2019.	2	2
Series Seed-6 Preferred stock, $0.000001 par, 4,559,507 shares authorized, 4,517,668 shares issued and outstanding as of both December 31, 2020 and 2019. Liquidation preference of $338,825 as of both December 31, 2020 and 2019.	5	5
Series A Preferred stock, $0.000001 par, 16,574,586 shares authorized, 9,752,474 and 8,537,008 shares issued and outstanding as of December 31, 2020 and 2019, respectively. Liquidation preference of $882,599 and $772,599 as of December 31, 2020 and 2019, respectively.	10	9
Class A common stock, $0.000001 par, 67,000,000 shares authorized, 8,855,781 shares issued and outstanding as of both December 31, 2020 and 2019.	9	9
Class B common stock, $0.000001 par, 65,000,000 shares authorized, 7,608,441 and 490,301 shares issued and outstanding as of December 31, 2020 and 2019, respectively.	7	-
Additional paid-in capital	6,100,123	4,812,531
Accumulated deficit	(6,390,481)	(5,240,463)
Total Stockholders' Deficit	(290,312)	(427,894)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 740,118	$ 485,169

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

- 4 -

YOUSOLAR, INC.
Statements of Operations
For the years ended December 31, 2020 and 2019

	2020	2019
Service revenues	$ 546	$ 1,500
Sales, net	11,464	-
Cost of goods sold	(9,494)	-
Gross profit on sales	1,970	-
Operating Expenses:		
General and administrative	743,839	459,040
Research and development	386,956	250,373
Sales and marketing	35,008	4,578
Total Operating Expenses	1,165,803	713,991
Loss from operations	(1,163,287)	(712,491)
Other Income (Expenses):		
Gain on accounts payable forgiveness	62,795	-
Interest income	9	-
Interest expense	(49,535)	(31,650)
Total Other Income (Expenses)	13,269	(31,650)
Provision for income taxes	-	-
Net Loss	$ (1,150,018)	$ (744,141)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2020 and 2019

	Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series Seed-5 Preferred Stock		Series Seed-6 Preferred Stock		Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2018	6,207,787	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5	2,745,850	$ 3	8,855,781	$ 9	490,301	$ -	$ 4,288,437	$ (4,496,322)	$ (207,853)
Issuance of preferred stock for cash	-	-	-	-	-	-	-	-	-	-	-	-	5,680,661	6	-	-	-	-	514,094	-	514,100
Conversion of notes payable to Series A preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	110,497	-	-	-			10,000	-	10,000
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(744,141)	(744,141)
Balance at December 31, 2019	6,207,787	6	2,557,431	3	2,018,566	2	2,309,579	2	1,814,742	2	4,517,668	5	8,537,008	9	8,855,781	9	490,301	-	4,812,531	(5,240,463)	(427,894)
Issuance of common stock for cash	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,025,292	1	174,299	-	174,300
Issuance of common stock through Regulation Crowd Funding	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	5,989,149	6	1,018,149	-	1,018,155
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(202,374)	-	(202,374)
Conversion of notes payable to Series A preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	1,215,466	1	-	-	-	-	109,999	-	110,000
Conversion of interest payable to Class B common stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	103,699	-	20,784	-	20,784
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	163,285	-	163,285
Issuance of warrants	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,450	-	3,450
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,150,018)	(1,150,018)
Balance at December 31, 2020	6,207,787	$ 6	2,557,431	$ 3	2,018,566	$ 2	2,309,579	$ 2	1,814,742	$ 2	4,517,668	$ 5	9,752,474	$ 10	8,855,781	$ 9	7,608,441	$ 7	$ 6,100,123	$ (6,390,481)	$ (290,312)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

- 6 -

YOUSOLAR, INC.
Statements of Cash Flows
For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net loss	$ (1,150,018)	$ (744,141)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on accounts payable forgiveness	(62,795)	-
Inventory write-off	3,902	-
Equipment write-off	-	783
Depreciation	702	685
Amortization	33,150	32,317
Stock-based compensation	163,285	-
Fair value of warrants	3,450	-
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(1,655)	-
(Increase)/decrease in notes receivable	(4,000)	(7,829)
(Increase)/decrease in inventory	(105,839)	(10,206)
(Increase)/decrease in prepaid expenses	(2,250)	-
(Increase)/decrease in deposits	(4,776)	-
Increase/(decrease) in accounts payable and accrued expenses	(22,510)	142,454
Increase/(decrease) in customer deposits	61,883	55,000
Increase/(decrease) in interest payable	21,329	18,866
Increase/(decrease) in license payable	-	(87,500)
Net Cash Used in Operating Activities	(1,066,142)	(599,571)
Cash Flows from Investing Activities		
Purchases of property and equipment	-	(3,509)
Purchases of intangibles	(20,000)	-
Cash Used in Investing Activities	(20,000)	(3,509)
Cash Flows from Financing Activities		
Due from related party	(7,530)	(6,617)
Proceeds from notes payable	187,500	160,500
Repayments of notes payable	(58,366)	(88,466)
Proceeds from Paycheck Protection Program loan	53,110	-
Proceeds from SAFE liability	68,000	20,000
Proceeds from issuance of preferred stock	-	514,100
Proceeds from issuance of common stock	174,300	-
Proceeds from issuance of common stock - Regulation CF	969,077	-
Offering costs	(202,374)	-
Net Cash Provided by Financing Activities	1,183,717	599,517
Net Change In Cash	97,575	(3,563)
Cash at Beginning of Year	24,553	28,116
Cash at End of Year	$ 122,128	$ 24,553
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 24,756	$ 12,784
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity:		
Conversion of notes payable to Series A preferred stock	$ 110,000	$ 10,000
Conversion of accrued interest to Class B common stock	$ 20,784	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

YouSolar, Inc. ("the Company"), is a corporation organized on May 11, 2010 under the laws of Delaware, originally organized as Fireball Solar Technology LLC, a Delaware limited liability company, which was converted to a corporation on January 16, 2013 as Fireball Solar Technology, Inc. On April 22, 2013, the Company changed its name to YouSolar, Inc. The Company provides solar technology and hardware to customers. The Company began commercial operations in 2012.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC"). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The management considers all cash on hand and in banks and highly liquid securities with an original maturity of less than three months to be cash and cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and periodically evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. Inventory as of December 31, 2020 and 2019 includes materials, which amounted to $112,953 and $11,016, respectively.

The management regularly evaluates inventory for possible impairment and obsolescence, and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the statements of operations. For the years ended December 31, 2020 and 2019, the Company wrote off inventory amounting to $3,902 and $0, respectively, to cost goods sold in the statements of operations.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. As of December 31, 2020 and 2019, this account includes advance payments for rent and research and development.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment as of December 31, 2020 and 2019 and depreciation expense for the years then ended are as follows:

	2020	2019
Computer Equipment	$ 3,509	$ 3,509
Less: Accumulated depreciation	(936)	(234)
Property and equipment, net	$ 2,573	$ 3,275
Depreciation expense	$ 702	$ 685

Intangible Assets

Intangible assets include patent, product certification and licensing cost, website and trademark. Costs to acquire these intangible assets are capitalized and amortized over their expected economic useful lives, which is currently 16 years for patent, 10 years for product certification and licensing cost and 15 years for website. Management has determined that the acquired trademark is an indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2020 and 2019, the Company recorded no impairment.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Intangible assets as of December 31, 2020 and 2019 and amortization expense for the years then ended are as follows:

	2020	2019
Patent	$ 500,000	$ 500,000
Product certification and licensing cost	20,000	-
Website	9,000	9,000
Trademark	745	745
Total	529,745	509,745
Less: Accumulated amortization	(149,417)	(116,267)
Intangible asset, net	$ 380,328	$ 393,478
Amortization expense	$ 33,150	$ 32,317

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2020 or 2019, the Company does not have any impairment losses on long-lived assets.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, notes receivable, accounts payable and accrued expenses, notes payable, interest payable.

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2020 and 2019, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon rendering of services, delivery, or installation of the promised goods.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Cash received from customer orders but not yet delivered or installed are recorded as customer deposits. Customer deposits as of December 31, 2020 and 2019 was $119,383 and $57,500, respectively.

Cost of goods sold includes product costs and associated freight, direct labor and overhead costs. Cost of goods sold for the years ended December 31, 2020 and 2019 was $9,494 and $0, respectively.

Advertising

Advertising costs are expensed as incurred. Total expense related to advertising was immaterial.

Research and Development

Research and development costs are expensed as incurred, which includes salaries, supplies and contractors' fees. Total expense related to research and development was $386,956 and $250,373 for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Gain on Accounts Payable Forgiveness

The Company recognized a gain of $62,795 for the year ended December 31, 2020 related to forgiveness of various previously accrued legal costs.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $1,588,625 and $1,321,285 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The U.S. tax reform bill that Congress voted to approve December 20, 2017, also known as the Tax Cuts and Jobs Act (TCJA), made sweeping modifications to the Internal Revenue Code, including a much lower corporate tax rate, changes to credits and deductions, and a move to a territorial system for corporations that have overseas earnings. The TCJA replaced the prior-law graduated corporate tax rate, which taxed income over $10 million at 35%, with a flat rate of 21%.

At December 31, 2020 and 2019, the Company has available net NOL carryforwards for federal tax of approximately $5.08 million and $4.25 million. Federal NOL incurred prior to tax year 2018 amounting to $3.25 million will be carried forward for 20 years and will begin to expire in 2033. Post-TCJA NOL amounting to $1.83 million and $1.00 million as of December 31, 2020 and 2019, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company files U.S. federal and state income tax returns. The Company's tax returns for 2018 to 2020 remain open to examination by the taxing jurisdiction to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company generated negative cash flows from operating activities, incurred net losses of $1,150,018 and $744,141 for the years ended December 31, 2020 and 2019, respectively, has a working capital deficit of $595,078 and accumulated deficit of $6,390,481 as of December 31, 2020, and has not generated significant revenues to date. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES RECEIVABLE

The Company has two employee loan agreements amounting to $29,817 and $25,817 as of December 31, 2020 and 2019, respectively. Also, the Company has an employee loan agreement with its chief executive officer (CEO) amounting to $26,971 and $19,441 as of December 31, 2020 and 2019, respectively. These loans bear interest rate of 1% per annum and are payable on June 30, 2030 or as soon as the employee resigns.

NOTE 5: DEBT FINANCING AGREEMENTS

Convertible Notes

In 2012 to 2018, the Company issued various convertible notes for total principal of $3,627,723. These notes bear interest ranging from 2.04% to 15% per annum. In 2018, $3,495,823 of these convertible notes, including its total accrued interest of $323,624, were converted into Series Seed preferred stock, Series A preferred stock, and Class B common stock, leaving unpaid unconverted principal of $131,900 as of both December 31, 2020 and 2019. The Company incurred interest expense of $6,905 and $6,314 for the years ended December 31, 2020 and 2019, respectively, related to these unconverted notes and accrued interest payable of $28,730 and $21,826 as of December 31, 2020 and 2019, respectively. The Company and the note holders agreed to conversion agreements in 2021 as described in Note 11, which fully exhausted the repayment obligations under these agreements.

The convertible notes are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of not less than $2,500,000, or optional conversion upon a non-qualified financing at the majority holders' election. The conversion price on this conversion feature is either 33% premium or 20% to 80% discount (depends on class of equity to be converted), to pricing in the triggering equity financing or the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. The notes are also optionally convertible at maturity, where the conversion price under this conversion feature is at the share price implied by a valuation cap of $4,500,000 on the Company's fully diluted capital. If there is a corporate transaction (as defined in the agreement), the holders of the convertible notes may elect to convert to Class A common stock at the price per share implied by a valuation cap of $4,500,000 on the Company's fully diluted capital or take payment of 100% of the then outstanding principal plus accrued interest. The Company reviewed these notes for beneficial conversion features and determined the notes did not require discount for beneficial conversion features at the issuance dates.

Notes Payable

The Company has various short-term loan agreements from 2014 to 2018 with principal balances totaling $288,569 as of December 31, 2018. In 2020 and 2019, the Company issued various short-term loans amounting to $187,500 and $160,500, respectively. Interest rates on these loans are 10%

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

and 15% per annum with maturity period of less than a year. All these loans are unsecured and mostly are already due. In 2019, a $10,000 principal loan was converted to 110,497 shares of Series A preferred stock. In 2020, $110,000 of these loans' principal was converted to 1,215,466 shares of Series A preferred stock and $20,784 of related interest payable were converted to 103,699 shares of Class B common stock. Principal balances outstanding on these loans as of December 31, 2020 and 2019 amounted to $369,737 and $350,603, respectively. Most of the holders of these loans are the Company's stockholders and include notes payable to Company's CEO and his family amounting to $66,737 and $68,603 as of December 31, 2020 and 2019, respectively. Interest expense incurred on these loans for the years ended December 31, 2020 and 2019 amounted to $38,200 and $25,336, respectively. Interest payable as of December 31, 2020 and 2019 amounted to $65,771 and $72,130, respectively.

On March 5, 2020, the Company issued warrants to one of its lenders (see Note 6), valued at $3,450, which was recorded as a discount on the loan and amortized over its term. Amortization of discount to interest expense amounted to $3,450 for the year ended December 31, 2020.

SAFE Agreements

In 2020 and 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments amounting to $68,000 and $20,000 (the "Purchase Amount"), respectively. The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the conversion rate determined either (a) valuation cap price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization); or (b) a 20% discount (15% on one SAFE agreement) to the share pricing in the triggering round, whichever results in a greater number of shares of preferred stock.

In the case of a liquidity event (as defined in the SAFE agreement) before the termination of the SAFE, the investor has the option to either a) receive a cash payment equal to the Purchase Amount or b) the amount payable on the number of common stock shares equal to the Purchase Amount divided by the liquidity price (as defined in the agreement as a share price determined by a $10,000,000 post-money valuation on the Company's fully diluted capitalization).

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections.

As no repayments nor conversions occurred to date, the balance of the SAFE liability as of December 31, 2020 and 2019 amounted to $88,000 and $20,000, respectively.

SBA Paycheck Protection Program Loan

On May 7, 2020, the Company obtained a Paycheck Protection Program (PPP) loan from a bank amounting to $53,110. This loan bears interest at 1% per annum and will mature 2 years from the date of first disbursement of the loan. As no repayments have occurred to date, the outstanding principal

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

balance as of December 31, 2020 was $53,110. This loan was forgiven in May 2021, as discussed in Note 11.

NOTE 6: STOCKHOLDERS' EQUITY/(DEFICIT)

The Company authorized 36,441,310 shares of preferred stock at $0.000001 par value and 132,000,000 shares of common stock at $0.000001 par value. The Company designated its preferred stock as 6,552,714 shares of Series Seed-1 preferred stock, 2,611,616 shares of Series Seed-2 preferred stock, 2,018,566 shares of Series Seed-3 preferred stock, 2,309,579 shares of Series Seed-4 preferred stock, 1,814,742 shares of Series Seed-5 preferred stock, and 4,559,507 shares of Series Seed-6 preferred stock (the Series Seed-1 preferred stock, Series Seed-2 preferred stock, Series Seed-3 preferred stock, Series Seed-4 preferred stock, Series Seed-5 preferred stock and Series Seed-6 preferred stock, collectively, are referred to as the "Series Seed preferred stock") and 16,574,586 shares of Series A preferred stock. The Company designated its common stock as 67,000,000 shares of Class A common stock and 65,000,000 shares of Class B common stock.

The original issuance price for each class of preferred stock is as follows:
- Series Seed-1 preferred stock: $0.3325
- Series Seed-2 preferred stock: $0.20
- Series Seed-3 preferred stock: $0.175
- Series Seed-4 preferred stock: $0.15
- Series Seed-5 preferred stock: $0.0613
- Series Seed-6 preferred stock: $0.05
- Series A preferred stock: $0.0905

All preferred stockholders have various other rights and preferences over common stockholders, including voting rights on an as-converted basis, and other protective provisions. The preferred stockholders have certain dividend preferences over common stockholders at a per share rate of 6% of each series of preferred stock's original issuance price (as defined above) per annum, and then ratable distribution of any additional dividends on an as-converted basis with common stock. The preferred stock is subject to an optional conversion right, where preferred stock is convertible into fully paid and non-assessable shares of Class B common stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into Class B common stock upon the earlier of an initial public offering with at least $30,000,000 gross proceeds or by vote or written consent of the requisite holders.

Preferred stockholders have liquidation preferences of (i) with respect to the Series Seed preferred stock, the product of 1.5 and applicable dilution protected original issue price per share (as defined above) and (ii) with respect to the Series A preferred stock, the applicable original issue price (as defined above), plus declared but unpaid dividends on such share. As of December 31, 2020 and 2019, the total liquidation preferences were $6,301,182 and $6,191,182, respectively. All remaining assets of the Company after satisfaction of the preferred stock liquidation preferences are distributed to common stockholders, but preferred stockholders are entitled to instead receive proceeds on an as-converted basis should such proceeds be greater than the liquidation preference.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

Class A common stock have voting rights of 10 votes per share and Class B common stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B common stock on an as-converted basis. The Class A common stock is subject to an optional conversion, where Class A common stock is convertible into fully paid and no-assessable shares of Class B common stock at a 1:1 rate.

Preferred Stock

In 2019, the Company issued 5,680,661 shares of Series A preferred stock at $0.0905 per share for gross proceeds of $514,100. Also, the Company issued 110,497 shares of Series A preferred stock in conversion of notes payable with principal amount of $10,000 at a conversion price of $0.0905, as discussed in Note 5.

In 2020, the Company issued 1,215,466 shares of Series A preferred stock in conversion of notes payable with principal amount of $110,000 at a conversion price of $0.0905.

As of December 31, 2020 and 2019, 6,207,787 and 6,207,787 shares of Series Seed-1 preferred stock were issued and outstanding, 2,557,431 and 2,557,431 shares of Series Seed-2 preferred stock were issued and outstanding, 2,018,566 and 2,018,566 shares of Series Seed-3 preferred stock were issued and outstanding, 2,309,579 and 2,309,579 shares of Series Seed-4 preferred stock were issued and outstanding, 1,814,742 and 1,814,742 shares of Series Seed-5 preferred stock were issued and outstanding, 4,517,668 and 4,517,668 shares of Series Seed-6 preferred stock were issued and outstanding, and 9,752,474 and 8,537,008 shares of Series A preferred stock were issued and outstanding, all respectively.

Common Stock

In 2020, the Company issued 5,989,149 shares of Class B common stock at $0.17 per share under Regulation Crowdfunding (Reg CF) through StartEngine Secure, LLC. The Company received total gross proceeds of $1,018,155 from this offering as of December 31, 2020 and incurred total offering costs of $202,374 for the year ended December 31, 2020. As of December 31, 2020, $49,078 of the invested funds is held under escrow and recognized as escrow receivable on the balance sheet.

In 2020, the Company issued 1,025,292 shares of Class B common stock at $0.17 per share for total proceeds of $174,300. Also in 2020, the Company issued 103,699 shares of Class B common stock in conversion of interest payable amounting to $20,784 at a conversion price of $0.2004, as discussed in Note 5.

As of December 31, 2020 and 2019, 8,855,781 and 8,855,781 shares of Class A common stock were issued and outstanding, and 7,608,441 and 490,301 shares of Class B common stock were issued and outstanding, all respectively.

Stock Options

The Company has adopted the 2013 Stock Plan (the "Plan"), which provides for the grant of shares of stock options to employees and non-employee directors. The Company has reserved 15,006,943

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

shares of Class B common stock for issuance under the Plan. The options generally have a term of ten years and vesting generally occurs immediately. As of December 31, 2020 and 2019, 2,815,075 and 12,420,075 shares of Class B common stock were available for grant, respectively.

A summary of options activities for the years ended December 31, 2020 and 2019 is as follows:

| | December 31, 2020 | | December 31, 2019 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	2,578,165	$ 0.07	2,578,165	$ 0.07
Granted	9,605,000	$ 0.03	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	12,183,165	$ 0.04	2,578,165	$ 0.07
Exercisable at end of year	12,183,165	$ 0.04	2,578,165	$ 0.07
Intrinsic value of options outstanding at year-end	$ -		$ 96,000	
Weighted average duration (years) to expiration of outstanding options at year-end	8.69		7.60	
Weighted average duration (years) to expiration of exercisable options at year-end	8.69		7.60	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2020 and 2019:

	2020	2019
Risk Free Interest Rate	0.37%	n/a
Expected Dividend Yield	0.00%	n/a
Expected Volatility	69.00%	n/a
Expected Life (years)	5	n/a
Fair Value per Stock Option	$0.017	n/a

The Company calculated its estimate of the value of the stock-based compensation granted for the years ended December 31, 2020 and 2019 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $163,285 and $0, respectively. As of both December 31, 2020 and 2019, there was no unrecognized stock-based compensation.

<u>Warrants</u>

Issuances

In 2020, the Company issued warrants to one of its lenders. The warrant expires after a 10-year term in 2030. The warrants provide the lender with the right to purchase up to 150,000 shares of Class B common stock at an exercise price of $0.01 per share. The warrants were valued under the Black-Scholes model at $3,450, which was recorded as a discount on the loan and amortized over its term.

The Black-Scholes fair value was determined using the following inputs:

Risk Free Interest Rate	0.67%
Expected Dividend Yield	0.00%
Expected Volatility	69.00%
Expected Life (years)	5
Fair Value per Stock Option	$0.023

Outstanding

Outstanding warrants for the purchase of Class B common stock as of December 31, 2020 and 2019 were 5,595,350 and 5,445,350, respectively. As of December 31, 2020 and 2019, no warrants have been converted into the Company's stock. As of December 31, 2020, the weighted average exercise price of the outstanding warrants was $0.19 per share, with a weighted average duration to expiration of 5.9 years and an intrinsic value of $29,462.

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

NOTE 7: RELATED PARTY TRANSACTIONS

The Company has notes receivable from its CEO amounting to $26,971 and $19,441 as of December 31, 2020 and 2019, respectively, as discussed in Note 4.

The Company has notes payable to its CEO and his family amounting to $66,737 and $68,603 as of December 31, 2020 and 2019, respectively, as discussed in Note 5.

The Company paid $2,678 and $0 of consulting fees to one of its founders for the years ended December 31, 2020 and 2019, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: LEASE COMMITMENT

In October 2020, the Company entered into a lease agreement for office space, storage for solar applications, and assembly of components into electrical cabinets, which commenced on January 1, 2021 and for a period of three years ending December 31, 2023. The agreement called for a security deposit of $4,776 and one-month advance rental. The monthly rental fee is $2,250 for the first year, with subsequent annual rent increases of 3% over the next two years.

Future minimum payments under this lease are as follows:

2021	$27,000
2022	27,816
2023	28,656
Total future minimum lease payments	$83,472

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation* (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for non-public companies in fiscal years, and interim periods within those years, beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020 with early adoption permitted. The Company early adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

SAFE Agreements

Subsequent to December 31, 2020, the Company issued SAFE agreements in exchange for cash investments totaling $3,000,000, under substantially similar terms to the SAFE agreements discussed in Note 5, aside from using a post-money valuation on the Company's capitalization of $20,000,000 for $2,000,000 of the SAFE agreements and $30,000,000 for $1,000,000 of the SAFE agreements.

Forgiveness of SBA PPP Loan

In May 2021, the SBA forgave the Company's PPP amounting to $53,110.

Lease Agreement

In June 2021, the term of the lease agreement discussed in Note 9 was extended for eight months, from January 1, 2024 to August 31, 2024. Effective July 19, 2021, the lease premises was adjusted to include an additional 1,250 square feet, with additional base rent for the expanded premises of $1,022

YOUSOLAR, INC.
Notes to the Financial Statements
As of December 31, 2020 and 2019 and for the years then ended

in July 2021 and $2,438 per month starting August 1, 2021, with subsequent annual rent increases of 3% over the next three years.

In May 2021, the Company entered into another lease agreement for office space, storage for solar applications and assembly of components into electrical cabinets, which commenced on May 27, 2021 and for a period of one year ending May 31, 2022. The agreement called for a security deposit of $2,340 and $337 advance rental, representing partial month's rental. The monthly rental fee is $2,340.

Regulation Crowdfunding

Subsequent to December 31, 2020, the Company issued 575,306 shares of Class B common stock at $0.17 per share under its then ongoing Reg CF offering for gross proceeds of $97,802 and incurred total offering costs of $2,755. Also, the Company issued 122,324 shares of Class B common stock to StartEngine Secure, LLC as commission of the Reg CF campaign.

Convertible Note Conversions

Subsequent to December 31, 2020, the holders of convertible notes of substantially all of the outstanding principal of $131,900 agreed to convert the outstanding convertible notes, including its accrued interest of $12,823, into 344,927 shares of Series Seed-1 preferred stock, 54,185 shares of Series Seed-2 preferred stock, 41,839 shares of Series Seed-6 preferred stock, 110,497 shares of Series A preferred stock, and 35,527 shares of Class B common stock.

Management's Evaluation

Management has evaluated subsequent events through December 21, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.